UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third Quarter 2008 Results and Declares Quarterly Dividend,” dated November 5, 2008.

Exhibit
1.	Press Release dated November 5, 2008

Exhibit 1

Textainer Group Holdings Limited Reports Third Quarter 2008 Results and Declares Quarterly Dividend

HAMILTON, Bermuda, November 5, 2008 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the third quarter ended September 30, 2008.

Total revenues for the quarter increased by $4.4 million, or 7%, to $69.7 million compared to $65.3 million in the prior year quarter primarily due to a $2.3 million, or 5%, increase in lease rental income to $50.9 million compared to $48.6 million in the prior year quarter. EBITDA(1) for the quarter increased by $2.7 million, or 6%, to $45.4 million compared to $42.7 million in the prior year quarter.

Net income excluding unrealized (gains) losses on interest rate swaps, net(1) for the quarter was $24.0 million, an 11% increase over the $21.5 million earned in the prior year quarter. Net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net(1) for the quarter was $0.50 per share, an 11% decrease from the $0.56 per share in the prior year quarter. Textainer’s higher number of weighted average shares outstanding for the third quarter of 2008 compared to the prior year quarter, which did not reflect the additional shares issued in Textainer’s initial public offering completed in the fourth quarter of 2007, contributed to a decrease in Textainer’s net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net. Net income for the quarter was $24.6 million, a 27% increase over the prior year quarter. Textainer’s net income per diluted common share increased by $0.01 per share, or 2%, to $0.51 per share for the third quarter of 2008 from $0.50 per share in the prior year quarter.

There were three significant items that impacted income before income tax and minority interest expense during the third quarter of 2008. First, Textainer has experienced a significant increase in container resale prices over the last few years as a result of (i) a lower number of containers available for sale due to higher utilization and (ii) the increased cost of new containers. Based on this extended period of higher realized container resale prices and Textainer’s expectation that new equipment prices will remain near current levels, Textainer increased the estimated future residual values of its containers used in the calculation of depreciation expense during the third quarter of 2008. The effect of this change for the third quarter of 2008 was a reduction in depreciation expense of $3.6 million. Second, Textainer’s gain on lost military containers, net decreased by $4.2 million to $0.5 million compared to $4.6 million in the prior year quarter due to the U.S. military reporting fewer lost containers during the third quarter of 2008. Finally, bad debt expense, net increased $2.2 million to $2.5 million compared to $0.3 million in the prior year quarter primarily due to an increase in Textainer’s allowance for doubtful accounts resulting from the bankruptcies of two of its customers.

“I am very pleased with our third quarter 2008 results. Overall demand for our containers through September remained strong. Textainer’s utilization increased by almost 3% to 97% from the second quarter of 2008 to the third quarter of 2008,” commented John A. Maccarone, President and CEO of Textainer.

As previously announced, in July, Textainer Marine Containers Limited (“TMCL”), Textainer’s primary asset owning subsidiary, extended and increased the size of its secured debt facility. The secured debt facility was extended over an initial two-year revolving period, and the total commitment under the secured debt facility was increased from $300 million to $475 million.

Mr. Maccarone added, “We are extremely pleased to have been able to extend and increase the size of TMCL’s securitization facility. Given the current challenging conditions in the credit markets in general, and the asset-backed market in particular, we believe that the success of this transaction demonstrates the participating banks’ strong confidence and commitment to Textainer.”

“The successful completion of this transaction strengthens our liquidity position. We believe that this facility, as well as Textainer Limited’s previously-announced $205 million, five-year revolving credit agreement, will help to ensure that we have access to the financing necessary to position Textainer for future growth.”

Outlook

The current downturn in the world’s major economies and the constraints in the credit markets are expected to cause containerized cargo volume growth to slow or become negative on some trade routes. Typically slow or negative growth in containerized cargo volume leads to surplus containers, lower utilization, higher direct costs (mainly storage costs) and weaker shipping lines going out of business.

Although Textainer’s utilization is currently at 97%, Textainer has been advised by some of its customers that they currently plan to reduce the size of their container fleets because of lower cargo volumes. At the same time, we anticipate that available container ship capacity worldwide will expand by 10-12% in 2009, which would typically contribute to lower freight rates. We have already noticed that some of our customers have concluded that it would be more cost-effective to lease in-fleet containers than to either buy containers at higher prices or lease new containers. As a result, we expect that the extension of leases on in-fleet containers will become a more important area of focus for Textainer in 2009. We expect that leasing of in-fleet containers will continue to be attractive to shipping lines seeking to reduce operating costs because of declining freight rates.

Our long-term strategy is to grow both organically and through acquisitions. We believe the factors noted above would likely result in several potential acquisition opportunities. As a result of renewing, amending and expanding our credit facilities earlier this year, Textainer had over $400 million of liquidity with its credit facilities and available cash and low leverage relative to past levels. Despite the great difficulty in projecting future results in our current economic environment, we intend to actively seek acquisition opportunities that we believe would be accretive in the months ahead.

Another possible area for growth is the sale and leaseback of customer-owned containers. We expect that these sale and leaseback transactions would help free up cash for our customers to use for their other needs, such as vessel financing. We also expect that these sale and leaseback transactions would allow Textainer to buy attractively priced older containers and place them on leases for the remainder of their marine service lives. We intend to pursue several such opportunities.

We intend to focus on keeping utilization as high as possible during the current economic downturn by promoting the extension of leases for in-fleet containers. We believe that we are very well positioned to capitalize on attractive opportunities in acquisitions, sale-leasebacks and long-term lease transactions.

Dividend

On November 4, 2008, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on November 26, 2008 to shareholders of record as of November 17, 2008. This dividend is unchanged from the second quarter 2008 as Textainer takes a cautious approach until it can gauge the effect of uncertain global economic conditions.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 2:00 p.m. EST on Thursday November 6, 2008 to discuss Textainer’s third quarter 2008 results. An archive of the Webcast will be available one hour after the live call through November 6, 2009. For callers in the U.S. the dial-in number for the conference call is 1-800-762-8908; for callers outside the U.S. the dial-in number for the conference call is 1-480-629-9572. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, although we also lease specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 53,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 350 independent depots in more than 130 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s expectation that container resale prices and new equipment prices will remain near current levels; (ii) Textainer’s expectation that the pending global recession will cause commercialized cargo volume growth to slow, or even become negative on some trade routes; (iii) Textainer’s expectation that available container ship capacity worldwide will expand by 10-12% in 2009; (iv) Textainer’s expectations and intentions regarding the extension of leases on in-fleet containers; (v) Textainer’s expectation that the leasing of in-fleet containers will continue to be attractive to shipping lines seeking to reduce operating costs because of lower declining freight rates; (vi) Textainer’s intentions regarding acquisition opportunities; (vii) Textainer’s expectations and intentions regarding sale and lease back transactions; and (viii) Textainer’s belief that it is very well positioned to capitalize on attractive opportunities in acquisitions, sale-leaseback and long-term lease transactions. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global credit crisis and pending global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global credit crisis may delay or prevent Textainer’s customers from making payment; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 4 “Risk Factors” in Textainer’s Quarterly Report on Form 6-K for the three months ended March 31, 2008, filed with the Securities and Exchange Commission on May 14, 2008.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2008 and December 31, 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	September 30, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents	$63,147	$69,447
Accounts receivable, net of allowance for doubtful accounts of $5,293 and $3,160 in 2008 and 2007, respectively	52,474	44,688
Net investment in direct financing and sales-type leases	17,097	9,116
Containers held for resale	1,796	3,798
Prepaid expenses and other current assets	3,241	2,527
Deferred taxes	352	352
Due from affiliates, net	—	9

Total current assets	138,107	129,937
Restricted cash	12,032	16,742
Containers, net of accumulated depreciation of $331,309 and $322,845 in 2008 and 2007, respectively	1,019,872	856,874
Net investment in direct financing and sales-type leases	68,549	48,075
Fixed assets, net of accumulated depreciation of $8,124 and $7,795 in 2008 and 2007, respectively	1,525	1,230
Intangible assets, net of accumulated amortization of $10,615 and $4,700 in 2008 and 2007, respectively	66,838	72,646
Interest rate swaps	1,323	127
Other assets	3,492	2,715

Total assets	$1,311,738	$1,128,346

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,668	$4,612
Accrued expenses	10,372	11,115
Container contracts payable	91,866	28,397
Due to owners, net	13,164	18,019
Secured debt facility	—	6,585
Bonds payable	58,000	58,000

Total current liabilities	178,070	126,728
Revolving credit facilities	32,000	21,500
Secured debt facility	236,070	124,391
Bonds payable	327,667	370,938
Interest rate swaps	3,988	4,409
Long-term income tax payable	17,202	15,733
Deferred taxes	10,818	10,814

Total liabilities	805,815	674,513

Minority interest	58,682	49,717

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,604,640 at 2008 and 2007	476	476
Additional paid-in capital	165,884	163,753
Notes receivable from shareholders	—	(432)
Accumulated other comprehensive income	246	579
Retained earnings	280,635	239,740

Total shareholders’ equity	447,241	404,116

Total liabilities and shareholders’ equity	$1,311,738	$1,128,346

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and nine months ended September 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Revenues:
Lease rental income	$50,914	$48,574	$147,016	$145,223
Management fees	7,610	6,397	22,019	16,538
Trading container sales proceeds	6,716	6,153	30,799	13,315
Gains on sale of containers, net	4,435	4,184	11,683	9,795
Other, net	—	4	—	290

Total revenues	69,675	65,312	211,517	185,161

Operating expenses:
Direct container expense	5,975	7,955	18,899	26,276
Cost of trading containers sold	5,314	4,768	23,533	10,547
Depreciation expense	10,614	12,505	37,264	35,896
Amortization expense	1,670	908	5,314	1,978
General and administrative expense	4,951	4,341	16,190	12,748
Short-term incentive compensation expense	1,287	879	3,063	3,057
Long-term incentive compensation expense	807	—	2,288	—
Bad debt expense, net	2,477	293	3,100	1,289

Total operating expenses	33,095	31,649	109,651	91,791

Income from operations	36,580	33,663	101,866	93,370

Other income (expense):
Interest expense	(6,307)	(10,127)	(18,552)	(27,378)
Interest income	362	746	1,255	2,123
Realized (losses) gains on interest rate swaps and caps, net	(1,898)	971	(4,177)	2,712
Unrealized gains (losses) on interest rate swaps, net	711	(3,855)	1,617	(4,077)
Gain on lost military containers, net	480	4,639	2,169	4,639
Other, net	(511)	(8)	180	(121)

Net other income (expense)	(7,163)	(7,634)	(17,508)	(22,102)

Income before income tax and minority interest expense	29,417	26,029	84,358	71,268

Income tax expense	(2,019)	(1,903)	(3,079)	(4,678)
Minority interest expense	(2,839)	(4,816)	(8,965)	(13,966)

Net income	$24,559	$19,310	$72,314	$52,624

Net income per share:
Basic	$0.52	$0.50	$1.52	$1.37
Diluted	$0.51	$0.50	$1.51	$1.36
Weighted average shares outstanding (in thousands):
Basic	47,605	38,605	47,605	38,531
Diluted	47,875	38,605	47,807	38,583

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months ended September 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine months ended September 30,
	2008	2007
Cash flows from operating activities:
Net income	$72,314	$52,624

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	37,264	35,896
Bad debt expense, net	3,100	1,289
Unrealized (gains) losses on interest rate swaps, net	(1,617)	4,077
Amortization of debt issuance costs	1,414	1,013
Amortization of intangible assets	5,314	1,978
Amortization of acquired above-market leases	602	—
Gains on sale of containers and lost military containers, net	(13,852)	(14,434)
Share-based compensation expense	2,162	—
Minority interest expense	8,965	13,966
Changes in operating assets and liabilities	(12,372)	(22,825)

Total adjustments	30,980	20,960

Net cash provided by operating activities	103,294	73,584

Cash flows from investing activities:
Purchase of containers and fixed assets	(216,505)	(155,260)
Purchase of intangible assets	(108)	(56,000)
Proceeds from sale of containers and fixed assets	54,583	55,287
Receipt of principal payments on direct financing and sales-type leases	10,159	4,820

Net cash used in investing activities	(151,871)	(151,153)

Cash flows from financing activities:
Proceeds from revolving credit facility	56,500	43,000
Principal payments on revolving credit facility	(46,000)	(18,000)
Proceeds from secured debt facility	201,500	181,000
Principal payments on secured debt facility	(96,500)	(59,500)
Principal payments on bonds payable	(43,500)	(43,500)
Decrease in restricted cash	4,710	1,933
Debt issuance costs	(3,113)	(297)
Repayments of notes receivable from shareholders	432	1,560
Dividends paid	(31,419)	(37,061)

Net cash provided by financing activities	42,610	69,135

Effect of exchange rate changes	(333)	74

Net decrease in cash and cash equivalents	(6,300)	(8,360)
Cash and cash equivalents, beginning of the year	69,447	41,163

Cash and cash equivalents, end of the period	$63,147	$32,803

Supplemental disclosures of noncash investing activities:
Increase in accrued container purchases	$63,469	$7,025
Containers placed in direct financing and sales-type leases	$38,614	$14,706

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income Excluding

Unrealized (Gains) Losses on Interest Rate Swaps, Net

Three and Nine Months Ended September 30, 2008 and 2007

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income to net income excluding unrealized (gains) losses on interest rate swaps, net and a reconciliation of net income per diluted common share to net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net for the three and nine months ended September 30, 2008 and 2007. EBITDA (defined as net income before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps, net, income tax (benefit) expense, minority interest expense, depreciation and amortization expense and the related impact on minority interest expense), net income excluding unrealized (gains) losses on interest rate swaps, net (defined as net income before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax expense and minority interest expense) and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net (defined as net income per diluted common share before unrealized (gains) losses on interest rate swaps, net and the related impact on income tax (benefit) expense and minority interest expense) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income excluding unrealized (gains) losses on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized (gains) or losses will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, net is a non-cash, non-operating item. We believe EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net and net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income excluding unrealized (gains) losses on interest rate swaps, net or net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income	$24,559	$19,310	$72,314	$52,624
Adjustments:
Interest income	(362)	(746)	(1,255)	(2,123)
Interest expense	6,307	10,127	18,552	27,378
Realized losses (gains) on interest rate swaps and caps, net	1,898	(971)	4,177	(2,712)
Unrealized (gains) losses on interest rate swaps, net	(711)	3,855	(1,617)	4,077
Income tax expense	2,019	1,903	3,079	4,678
Minority interest expense	2,839	4,816	8,965	13,966
Depreciation expense	10,614	12,505	37,264	35,896
Amortization expense	1,670	908	5,314	1,978
Impact of reconciling items on minority interest expense	(3,472)	(9,051)	(9,992)	(23,055)

EBITDA	$45,361	$42,656	$136,801	$112,707

Reconciliation of net income excluding unrealized (gains) losses on interest rate swaps, net:
Net income	$24,559	$19,310	$72,314	$52,624
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(711)	3,855	(1,617)	4,077
Income tax expense	—	—	—	—
Impact of reconciling items on minority interest expense	130	(1,657)	289	(1,732)

Net income excluding unrealized (gains) losses on interest rate swaps, net	$23,978	$21,508	$70,986	$54,969

Reconciliation of net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net:
Net income per diluted common share	$0.51	$0.50	$1.51	$1.36
Adjustments:
Unrealized (gains) losses on interest rate swaps, net	(0.01)	0.10	(0.03)	0.11
Income tax expense	—	—	—	—
Impact of reconciling item on minority interest expense	—	(0.04)	—	(0.05)

Net income per diluted common share excluding unrealized (gains) losses on interest rate swaps, net	$0.50	$0.56	$1.48	$1.42

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
President and Chief Executive Officer